Innova Holdings, Inc.
                       17105 San Carlos Blvd., Suite A6151
                              Fort Myers, FL 33931


June 22, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Re:      Innova Holdings, Inc. (the "Company")
         Form 10-KSB for the year ended December 31, 2004
         Filed April 19, 2005
         File No. 0-33231


Gentlemen:

In response to your comment letter dated May 25, 2005, we have enclosed two marked and two unmarked copies of the Form 10-KSB/A filed in response to your comment letter.

In response to your comment letter dated May 25, 2005, we have the following responses that are keyed to your numbered comments:

Item 8A-Controls and Procedures, page 22

Comment

1. We note your disclosure that your officers have concluded that your internal controls over financial reporting are effective. Please revise to omit this disclosure since the conclusion may be confusing to investors without the other information described in Item 308 of Regulation S-B.

Response

1. As requested, we have revised the 10-KSB to omit the disclosure concerning internal controls and will add the following:

      In accordance with the Exchange Act, the Company carried out an evaluation, under the supervision and with the participation of management, including its Chief Executive Officer and Principal Accounting Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Company's Chief Executive Officer and Principal Accounting Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004, to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There has been no change in the Company's internal controls over financial reporting that occurred during the year ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.


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Financial Statements
Note 1-Basis of Presentation, page 38
Nature of the Company

Comment

2. In light of your plan of operations and considering that your planned principal operations have not commenced, advise us how you considered paragraphs 8 and 9 of SFAS 7 as it relates to the identification of a development stage enterprise and the presentation of development stage enterprise financial statements.

Response

2. The Company is not a development stage enterprise. We have considered paragraphs 8 and 9 of SFAS 7 and the management of the Company has concluded that the Company is not a development stage enterprise because:

      -The Company's business operations commenced in 1994 and have been underway since that date. The Company developed software technology and received two patents for its Universal Robot Controller. There were 10 controllers sold and other sales which in total was greater than $2.0 million since the commencement of sales in 1994. Unfortunately, as a result of the September 11, 2001 attacks in the US and the recession, the Company had to reduce substantially its business operations. However, with the recovery in the economy and in particular in the manufacturing sector, the Company is quickly restoring its infrastructure. Sales are in process along with the reestablishment of operating and production facilities. Additionally, the Company has plans to continue its development of an additional product which had not been its primary product offering nor its primary business activity, the Universal Automation Controller.

      -Most of the current business activities have been focused on the immediate sales and production of the Company's Universal Robot Controller. Such business activities have included the rebuilding of the sales organization and rebuilding the engineering staff, as well as marketing and production. Today we have seven individuals supporting the Company in sales activities, six individuals supporting production activities, and over 6,000 square feet of production facilities. Seven of these individuals are direct employees and the others are independent contractors who do not contribute all of their time to the Company's activities. Sales activities are underway and the company received its first order for multiple Universal Robot Controllers earlier this year. However, the lead time for the fulfillment of orders is long, usually between six and nine months for new applications and four to six months for repeat applications. Accordingly, management does not expect to record any of the current orders as sales until the fourth quarter of 2005 or the first quarter of 2006.

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Note 4-Capital Stock, page 43

Comment

3. It appears that the Series A Preferred Stock issued in June 2004 and the Series B Preferred Stock issue in September 2004 may have beneficial conversion features. Please advise how you considered the guidance in ETIF 98-5 in determining whether proceeds should be allocated to the conversion feature.

Response

3. Regarding the accounting treatment for the Series A Preferred Stock issued in June 2004 and the determination of related beneficial conversion features, management of the Company considered the guidance of EITF 98-5 in determining whether proceeds should be allocated to the conversion feature and concluded that there were no beneficial conversion features.

In applying EITF 98-5, the following were considered by management in arriving at its conclusion:

      -The Company completed a reverse merger on August 25, 2004 wherein the financials statements of the Company included in the 10-KSB are those of Robotic Workspace Technologies, Inc. and the Series A Preferred Stock was assumed as part of RWT's recapitalization. Note 3 to the financial statements states the following

"On August 25, 2004, Innova Holdings, Inc., (previously Hy-Tech Technology, Inc.) issued 280,000,000 shares of common stock for 100% of the outstanding stock of Robotic Workspace Technology, Inc ("RWT"). For financial reporting purposes this transaction was treated as an acquisition of Innova and a recapitalization of RWT using the purchase method of accounting. RWT's historical financial statements replace Innova's in the accompanying financial statements. As part of this merger, Innova assumed $230,000 of notes payable and $125,000 of redeemable Series A Preferred Stock which has a mandatory redemption provision..."

      -Since there were no proceeds associated with the assumption of the Series A Preferred Stock, there were no beneficial conversion features.

Regarding the accounting treatment for the Series B Preferred Stock issued in September 2004 and the determination of related beneficial conversion features, management of the Company has reconsidered the guidance of EITF 98-5 in determining whether proceeds should be allocated to the conversion feature and concluded that there were beneficial conversion features in the amount of $146,500. The appropriate changes have been made to the following financial schedules in the 10-KSB:

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         -Statement of Operations, and
         -Statement of Shareholders' Deficit


Comment

4. We note that options issued in 2003 had an exercise price of $.01 per your disclosure on page 29; however, the fair market value of your stock appeared to exceed that price. Please advise us what stock price you used to determine intrinsic value. In addition, please tell us the quoted market price of your stock at the time the 2004 options were granted, and their related exercise price. Please refer to paragraph 10 of APB 25.

Response

4. Regarding options issued in 2003 with an exercise price of $.01 as discussed on page 29, these options were assumed as part of the recapitalization involved with the reverse merger mentioned above. Management ran the Black-Scholes model to determine the fair value of the options and the options were considered worthless. The exercise price of the options is $.01 and the market price was $.0063 on the date of the merger agreement.

Note 7-Notes Payable, page 45

Comment

5. We note your February 2003 notes payable had warrants attached to purchase 115,000 shares of common stock at $1.50 per share. Please advise us how you considered APB 14 in accounting for the detachable stock warrants, Based upon our review of your disclosure, it appears you have not allocated any proceeds to these warrants.

Response

5. Notes Payable issued in February 2003 had warrants attached to purchase 115,000 shares of common stock at $1.50 per share. At the time of the reverse merger discussed above, management of the Company considered the application of APB 14 and concluded that the warrants had no value. The management of the Company ran the Black-Scholes model to determine the fair value of the warrants and determined they were worthless. The warrant exercise price was $1.50 and the market price was $.0063 on the date of the merger agreement.

Exhibit 31.1 and 31.2- Certifications

6. Please revise paragraph 5(a) of your certification as it relates to disclosure to your auditors and the audit committee of all material weaknesses. Refer to Item 601 of Regulation S-B.

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Response

6. Paragraph 5(a) of the Company's certifications as it relates to disclosures to the Company's auditors and the audit committee of the board of directors of all material weaknesses was unintentionally omitted. Revised certifications will be filed.

As requested in your comment letter, the Company acknowledges that:

(a) the Company is responsible for the adequacy and accuracy of disclosure in its filings with the Commission;

(b) staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the Company's filings with the Commission; and

(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Sincerely,

/s/ Walter K. Weisel
Chairman and CEO




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